Issuer Free Writing Prospectus
File Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Equity First

Performance First

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2008-MTNDD317, Subject to Completion, Dated August 1, 2008)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Buffer Notes

Based Upon the Financial Select Sector SPDR® Fund

Due                     , 2010

$10.00 per Note

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

August 1, 2008

2	Buffer Notes

Buffer Notes

Based Upon the Financial Select Sector SPDR® Fund

Due                 , 2010

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

Overview of the Notes

The Buffer Notes Based Upon the Financial Select Sector SPDR® Fund due 2010 (the “Notes”) are investments linked to an exchange-traded fund that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of the Financial Select Sector SPDR® Fund shares (the “Fund Shares”) during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the price of the Fund Shares and limited protection against a decline of more than 10% in the price of the Fund Shares. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately 1.5 years and are issued by Citigroup Funding Inc. Some key characteristics of the Notes include:

O

Limited Downside Protection and Limited Enhanced Upside Participation. At maturity you will receive, for each Note you then hold, a maturity payment based on the percentage change in the price of the Fund Shares from the Pricing Date to the Valuation Date (which we refer to as the Fund Percentage Change), which may be greater than, equal to or less than your initial investment in the Notes. If the Ending Price of the Fund Shares is greater than the Starting Price, the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10, (ii) the Fund Percentage Change and (iii) approximately 300% (to be determined on the Pricing Date), subject to a maximum total return on the Notes of approximately 27% to 30% (approximately 18% to 20% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Price of the Fund Shares is less than or equal to 100% of the Starting Price but greater than or equal to 90% of the Starting Price, the Note Return Amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Price is less than 90% of the Starting Price (representing a decrease of more than 10% from the Starting Price), the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the sum of (a) the Fund Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Price is less than 90% of the Starting Price (regardless of the price of the Fund Shares at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss. However, in no case will the maturity payment equal less than 10% of your investment in the Notes. Because the maximum total return over the term of the Notes is limited to approximately 27% to 30% (approximately 18% to 20% per annum on a simple interest basis) (to be determined on the Pricing Date), in no circumstance will the payment you receive at maturity, including principal, be more than approximately $12.70 to $13.00 (to be determined on the Pricing Date) per Note.

Buffer Notes	3

O

No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest or any other periodic payments on the Notes. You will also not receive any dividend payments or other distributions, if any, made on the Fund Shares or the stocks included in the Financial Select Sector Index, the index upon which the Financial Select Sector SPDR® Fund (the “Fund”) is based.

O

No Principal Protection. While the Notes provide limited protection against a decline in the price of the Fund Shares, the Notes are not principal protected. If the Ending Price is less than 90% of the Starting Price, the maturity payment you receive will equal the $10 principal amount per Note plus the product of (i) $10 and (ii) the sum of (a) the Fund Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Price is less than 90% of the Starting Price (regardless of the price of the Fund Shares at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Notes at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

Types of Investors

The Notes may be an attractive investment for the following types of investors:

O

Investors looking for potential enhanced upside exposure to the Financial Select Sector SPDR® Fund, subject to a maximum total return on the Notes of approximately 27% to 30% (approximately 18% to 20% per annum on a simple interest basis) (to be determined on the Pricing Date)

O	Investors willing to accept downside exposure to the Fund with limited protection

O	Investors who seek to add an investment linked to an exchange-traded fund to further diversify their portfolio

O	Current or prospective holders of the Fund who are willing to accept the downside risk in the Fund, subject to limited protection against loss

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.225 for each $10.000 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive not more than $0.200 from this underwriting fee for each Note they sell. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.200 from this underwriting fee for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

4	Buffer Notes

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Buffer Notes Based Upon the Financial Select Sector SPDR® Fund Due 2010.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Principal Protection:	None.
Pricing Date:	August , 2008.
Issue Date:	Approximately 3 business days after the Pricing Date.
Valuation Date:	Approximately 3 business days before the Maturity Date.
Maturity Date:	Approximately 1.5 years after the Issue Date.
Issue Price:	$10 per Note.
Coupon:	None.
Fund Shares:	Shares of the Financial Select Sector SPDR® Fund.
Payment at Maturity:	For each $10 Note, $10 plus a Note Return Amount, which may be positive, zero or negative.
Note Return Amount:

•        If the Fund Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 x Fund Percentage Change x Upside Participation Rate,

subject to a maximum total return on the Notes

The Upside Participation Rate will equal approximately 300% (to be determined on the Pricing Date). Because the maximum total return on the Notes is limited to approximately 27% to 30% (approximately 18% to 20% per annum on a simple interest basis) (to be determined on the Pricing Date), in no circumstance will the amount you receive at maturity, including principal, exceed approximately $12.70 to $13.00 (to be determined on the Pricing Date) per Note.

•        If the Fund Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•       If the Fund Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10 x (Fund Percentage Change + 10%)

Thus, if the price of the Fund Shares decreases by more than 10%, the Fund Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

Fund Percentage Change:	The Fund Percentage Change will equal the following fraction, expressed as a percentage: Ending Price - Starting Price Starting Price
Starting Price:	The closing price of the Fund Shares on the Pricing Date.

Buffer Notes	5

Ending Price:	The closing price of the Fund Shares on the Valuation Date.

Upside Participation Rate:	Approximately 300% (to be determined on the Pricing Date).

Listing:	We will apply to list the Notes on the American Stock Exchange under the symbol “BLZ.”

Purchase Price and Proceeds to Issuer:		Per Note	Total
	Public Offering Price:	$10.000
	Underwriting Discount (including the Sales Commission described below):	$ 0.225
	Proceeds to Citigroup Funding Inc.:	$ 9.775

Sales Commission Earned:	$0.200 per Note for each Note sold by a Smith Barney Financial Advisor.

Calculation Agent:	Citigroup Global Markets Inc.

CUSIP:	.

Benefits of the Notes

O

Limited Enhanced Participation in any Appreciation of the Fund Shares.    The return on the Notes, if any, is based upon the performance of the Fund Shares. If the Ending Price exceeds the Starting Price, your participation in the appreciation of the Fund Shares will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of approximately 27% to 30% (approximately 18% to 20% per annum on a simple interest basis) (to be determined on the Pricing Date).

O

Some Protection Against Loss.    At maturity you will receive your original investment in the Notes even if the Ending Price has declined from the Starting Price, so long as the Ending Price is not less than 90% of the Starting Price. In this case, you will not suffer the same loss that a direct investment in the Fund Shares would produce. However, if the Ending Price is less than 90% of the Starting Price, the amount you receive at maturity will be less than your initial investment in the Notes.

O	Diversification. The Notes are linked to the Fund and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

O

Potential for Loss.    The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the price of the Fund Shares from the Pricing Date to the Valuation Date. If the Ending Price is less than 90% of the Starting Price, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the price of the Fund Shares was equal to or greater than 90% of the Starting Price at one or more times over the term of the Notes but is less than 90% of the Starting Price on the Valuation Date.

6	Buffer Notes

O

Appreciation Is Limited.    The maximum total return on the Notes will be limited to approximately 27% to 30% (to be determined on the Pricing Date). If the Ending Price exceeds the Starting Price by more than approximately 27% to 30% (approximately 18% to 20% per annum on a simple interest basis) (to be determined on the Pricing Date), the Notes will provide less opportunity for appreciation than an investment in the stocks owned by the Fund or in a similar security that is directly linked to the appreciation of the Fund Shares and not subject to a maximum total return. (See the examples under “Hypothetical Maturity Payments” below.)

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the Fund Shares.

O

Potential for a Lower Comparative Yield.    Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Price does not increase sufficiently from the Starting Price, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Relationship to the Fund.    You will have no rights against the Fund, the issuer of the Fund Shares, even though the market value of the Notes and the amount you will receive at maturity depends on the price of the Fund Shares. The Fund is not involved in the offering of the Notes and has no obligation relating to the Notes. In addition, you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the Fund Shares.

O

Volatility of the Price of the Fund Shares.    Historically, the price of the Fund Shares has been volatile. From January 1, 2003 to July 31, 2008, the closing price of the Fund Shares has been as low as $17.17 per Fund Share and as high as $38.02 per Fund Share. Because the Note Return Amount depends upon the Ending Price, if the Ending Price is less than 90% of the Starting Price, at maturity you will receive less than the amount you initially invested in the Notes. The volatility of the closing price of the Fund Shares may result in your receiving at maturity an amount less than $10 per Note, in which case your investment in the Notes will result in a loss.

O

Value of the Fund Shares May Not Completely Track the Value of the Financial Select Sector Index. Although the trading characteristics and valuations of the Fund Shares will usually mirror the characteristics and valuations of the Financial Select Sector Index, the value of the Fund Shares may not completely track the value of the Financial Select Sector Index. The Fund Shares will reflect transaction costs and fees that are not included in the calculation of the Financial Select Sector Index.

O

Return on the Notes May Be Lower Than the Return of a Note Based Upon a More Diverse Index.     All or substantially all of the securities held by the Fund are issued by companies whose primary line of business is directly associated with the financial services sector, including the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts (or REITs). Because the value of the Notes is linked to the performance of the Fund, an investment in these Notes will be concentrated in the financial services sector. Financial services companies are subject to extensive government regulation, which may limit both the amounts and types of loans and other financial commitments they can

Buffer Notes	7

make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition, as has been the case in recent months. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can have, and in recent months have had, a negative impact on the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have, and in recent months have had, a major effect on the value of real estate securities (which include REITs). As a result, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the financial services sector than an investment in Notes based upon securities of a more broadly diversified economic segment or group of issuers.

O

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Financial Select Sector Index.    Your return on the Notes will not reflect the return you would realize if you actually owned the stocks included in the Financial Select Sector Index and purchased by the Fund. Although the price of the Fund Shares will seek to generally mirror the value of the Financial Select Sector Index, the price of the Fund Shares may not completely track the value of the Financial Select Sector Index. The price of the Fund Shares will reflect transaction costs and fees that are not included in the calculation of the Financial Select Sector Index. As a result, the return on the Notes may be less than the return you would realize if you actually owned the stocks included in the Financial Select Sector Index, even if the Ending Price is greater than the Starting Price. In addition, if the dividend yield on those stocks increases, we expect that the value of the Notes may decrease because the price of the Fund Shares will decrease when the value of the dividend payments for those stocks purchased by the Fund are paid to holders of the Fund Shares.

O

Exchange Listing and Secondary Market.    We will apply to list the Notes on the American Stock Exchange under the symbol “BLZ.” There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid or continue for the term of the Notes. Although Citigroup Global Markets intends to make a secondary market for the Notes, it is not obligated to do so.

O

The Resale Value of the Notes May Be Lower Than Your Initial Investment.    Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Fund, interest rates, the earnings performance of the issuers of the stocks included in the Fund, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the Fund or other instruments, such as options, swaps or futures, based upon the Fund or the stocks included in the Fund, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

8	Buffer Notes

O

The United States Federal Income Tax Consequences of the Notes Are Uncertain.    No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the Notes. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the Notes could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering, and that any such guidance could have retroactive effect.

O	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets

For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled prepaid forward contract, subject to a floor, on the value of the Financial Select Sector SPDR® Fund on the Valuation Date, pursuant to which forward contract, at maturity the U.S. Holder will receive the cash value of the Financial Select Sector SPDR® Fund subject to certain adjustments. The amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Under the above characterization, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition. Although the matter is not clear, it is possible that a portion of long-term capital

Buffer Notes	9

gains realized by you in respect of the Notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions discussed above. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

In the case of the payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized by a holder of a Note that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

O	such gain is not effectively connected with a U.S. trade or business of such holder, and

O

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

10	Buffer Notes

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Description of the Financial Select Sector SPDR® Fund

According to publicly available documents, the Financial Select Sector SPDR® Fund (the “Fund”) is one of numerous separate investment portfolios called “Funds” which make up The Select Sector SPDR® Trust (the “Trust”), a registered investment company. The Trust is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, the Trust files reports (including its Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended March 31, 2008 and its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended December 31, 2007 and other information) with the SEC. The Trust’s reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the financial sector, as represented by the Financial Select Sector Index. The Fund’s investment operations commenced on December 16, 1998. The Fund is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are involved in the development and production of financial products. Companies in the Fund include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking.

SSgA Funds Management, Inc. (the “Adviser”) manages the Fund. The Fund utilizes a low cost “passive” or “indexing” investment approach to attempt to approximate the investment performance of the Financial Select Sector Index, which serves as its benchmark. The Adviser believes that over time the correlation between the Fund’s performance and that of the Financial Select Sector Index, before expenses, will be 95% or better, although there is no guarantee that such correlation will be achieved. A figure of 100% will indicate perfect correlation.

The Fund generally will hold all of the securities that comprise the Financial Select Sector Index. There may, however, be instances where the Adviser may choose to overweight another stock in the Financial Select Sector Index, purchase securities not included within the Financial Select Sector Index which the Adviser believes are appropriate to substitute for index securities or utilize various combinations of other available investment techniques in seeking to accurately track the Financial Select Sector Index.

Buffer Notes	11

The Fund will normally invest at least 95% of its total assets in common stocks that comprise the Financial Select Sector Index. The Funds have adopted an investment policy that requires the Fund to provide shareholders with at least 60 days’ notice prior to any material change in the Fund’s 95% investment policy or the Financial Select Sector Index. The Board of Trustees of the Trust (the “Board”) may change the Fund’s investment strategy and other policies without shareholder approval, except as otherwise indicated. The Board may not change the Fund’s investment objective without shareholder approval.

Additional information on the Fund, including its makeup, method of calculation and changes in its components is included in the pricing supplement related to this offering under “Description of the Financial Select Sector SPDR® Fund.” All such disclosures in the pricing supplement and the information on the Fund provided in this offering summary are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Fund.

Historical Data on the Fund Shares

The Fund Shares have been listed on the American Stock Exchange under the symbol “XLF” since December 22, 1998. The following table sets forth, for each of the quarterly periods indicated, the high and low closing prices for the Fund Shares, as reported on the American Stock Exchange, as well as the cash dividends paid per Fund Share.

Holders of Notes will not be entitled to any rights with respect to the Fund Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend
2003
Quarter
First	$23.75	$19.62	$0.13340
Second	25.96	21.31	0.09720
Third	26.40	24.74	0.11614
Fourth	28.20	26.05	0.13891
2004
Quarter
First	30.46	28.09	0.16438
Second	29.71	27.23	0.13412
Third	29.43	27.31	0.14557
Fourth	30.58	27.39	0.15847
2005
Quarter
First	30.59	28.10	0.18729
Second	29.67	27.65	0.15475
Third	30.37	29.03	0.17546
Fourth	32.45	28.61	0.17233

-

12	Buffer Notes

	High	Low	Dividend
2006
Quarter
First	33.18	31.32	0.20804
Second	34.16	31.51	0.17702
Third	34.76	31.62	0.38051
Fourth	37.12	34.54	0.28103
2007
Quarter
First	37.96	34.80	0.14806
Second	38.02	35.30	0.20388
Third	36.81	32.06	0.00000
Fourth	35.89	28.29	0.25540
2008
Quarter
First	29.68	23.45	0.26149
Second	27.71	20.26	0.19805
Third (through July 31)	22.49	17.17	0.19964

Historical Graph

The following graph illustrates the historical performance of the Fund Shares based on the daily closing prices from January 2, 2003 to July 31, 2008. Past closing prices of the Fund Shares are not indicative of future closing prices of the Fund Shares.

On July 31, 2008, the closing price of the Fund Shares was $21.63.

Buffer Notes	13

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of hypothetical Ending Prices. The examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price, Upside Participation Rate and maximum total return. All of the hypothetical examples assume an investment is made on the initial Issue Date and held to the Maturity Date and are based on the following additional assumptions:

O	Issue Price: $10 per Note

O	Starting Price: $20

O	Upside Participation Rate: 300%

O	Buffer Value: 10%

O	Maturity: 1.5 years

O	Maximum Total Return: 28.50% (19% per annum on a simple interest basis)

Hypothetical Ending Price	Fund Percentage Change(1)	Total Return on the Fund Shares(2)	Total Return on the Notes(3)	Per Annum Return on the Notes	Note Return Amount Per Note(4)	Maturity Payment Per Note(5)
$0.00	-100.00%	-94.00%	-90.00%	-60.00%	-$9.00	$1.00
10.20	-50.00	-44.00	-40.00	-26.67	-4.00	6.00
15.30	-25.00	-19.00	-15.00	-10.00	-1.50	8.50
15.81	-22.50	-16.50	-12.50	-8.33	-1.25	8.75
16.32	-20.00	-14.00	-10.00	-6.67	-1.00	9.00
16.83	-17.50	-11.50	-7.50	-5.00	-0.75	9.25
17.34	-15.00	-9.00	-5.00	-3.33	-0.50	9.50
17.85	-12.50	-6.50	-2.50	-1.67	-0.25	9.75
18.36	-10.00	-4.00	0.00	0.00	0.00	10.00
18.87	-7.50	-1.50	0.00	0.00	0.00	10.00
19.38	-5.00	1.00	0.00	0.00	0.00	10.00
19.89	-2.50	3.50	0.00	0.00	0.00	10.00
20.40	0.00	6.00	0.00	0.00	0.00	10.00
20.91	2.50	8.50	7.50	5.00	0.75	10.75
21.42	5.00	11.00	15.00	10.00	1.50	11.50
21.93	7.50	13.50	22.50	15.00	2.25	12.25
22.44	10.00	16.00	28.50	19.00	2.85	12.85
22.95	12.50	18.50	28.50	19.00	2.85	12.85
23.46	15.00	21.00	28.50	19.00	2.85	12.85
23.97	17.50	23.50	28.50	19.00	2.85	12.85
24.48	20.00	26.00	28.50	19.00	2.85	12.85
24.99	22.50	28.50	28.50	19.00	2.85	12.85
25.50	25.00	31.00	28.50	19.00	2.85	12.85
26.01	27.50	33.50	28.50	19.00	2.85	12.85
26.52	30.00	36.00	28.50	19.00	2.85	12.85
27.03	32.50	38.50	28.50	19.00	2.85	12.85
27.54	35.00	41.00	28.50	19.00	2.85	12.85

14	Buffer Notes

(1)	Fund Percentage Change = (Ending Price – Starting Price) / Starting Price, expressed as a percentage.
(2)	Assumes the dividend yield on the Fund Shares is not compounded annually and is not reinvested.
(3)	The hypothetical total return on the Notes excludes any dividends paid on the Fund Shares and is calculated as follows:
O

If the hypothetical Fund Percentage Change is positive, the hypothetical total return will equal the product of (i) the hypothetical Fund Percentage Change x 300%, subject to the hypothetical maximum return on the Notes of 28.50% (19% per annum on a simple interest basis).

O	If the hypothetical Fund Percentage Change is from and including 0% to and including –10%, the hypothetical total return will equal 0%.
O	If the hypothetical Fund Percentage Change is less than –10%, the hypothetical total return will equal the hypothetical Fund Percentage Change + 10%.
(4)	Hypothetical Note Return Amount = $10 x hypothetical total return on the Notes.
(5)	Hypothetical maturity payment per Note = $10 + hypothetical Note Return Amount.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Buffer Notes	15

Additional Considerations

If the closing price of the Fund Shares is not available on the Valuation Date, the Calculation Agent may determine the Ending Price in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Financial Select Sector Index is discontinued, the Calculation Agent may determine the Ending Price by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Financial Select Sector Index prior to any such discontinuance. You should refer to the sections “Description of the Notes—Note Return Amount” and “—Delisting or Suspension of Trading in the Fund Shares; Termination of the Financial Select Sector Index” in the pricing supplement for more information. Moreover, the Calculation Agent may alter the method of calculation of the Financial Select Sector Index (or any successor index) or may adjust the Starting Price in certain situations. You should refer to the sections “Description of the Notes—Alteration of Method of Calculation” and “—Dilution Adjustments” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

“Standard & Poor’s®,” “S&P®,” “S&P 500®” and “SPDR®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use for certain purposes by Citigroup Funding Inc. The Notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and none of the above makes any warranties or bears any liability with respect to the Notes.

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